Exhibit 99.1

Origin Agritech Limited Doubles Market Penetration Efforts to 1,000 Demonstration Lots, Sees Seed Prices Increasing

BEIJING--(BUSINESS WIRE)--Origin Agritech Limited (NASDAQ: SEED) ("Origin" or the "Company"), a leading technology-focused supplier of crop seeds in China, today announced that it has doubled market penetration efforts for the upcoming FY2009 selling season to include 1,000 demonstration lots up from 500 lots in FY2008 due to increased demand for our high-quality seed products. The Company continues to see seed prices increasing as the demand for these products continue to be driven by non-ethanol related demand for corn. Of particular importance is the increase of the incomes of the growing middle class and the demand for higher-quality food products in China.

Origin reiterates the fact GMO approval of the first genetically-modified corn product in China continues to be on track. The government continues to support GMO implementation, as demonstrated by the recently approved US $3 billion comprehensive GMO implementation program, which is to be supported from all levels of government. The Company's conventional hybrid pipeline remains productive as we expect eight total seed approvals this year across our four main product categories.

Additionally, the Company expects that to be cash flow positive for FY2008, as our expense base continues to decline. The Company's balance sheet still remains strong with US $48.8 million in cash and cash equivalent as of June 30, 2008.

Co-CEO Liang Yuan states, "Our Company prospects have never been stronger. We see the continued need for higher quality food products coming into the marketplace and Origin is leading the charge."

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ: SEED) is one of China’s leading, vertically-integrated agricultural technology company specializing in agri-biotech research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers. The hybrid seed industry is estimated at US$2 billion and that is expected to double by 2010. The Company currently operates facilities in 30 of China’s 32 provinces as well as Beijing. Since Origin launched its first entirely internally developed seed in 2003, the Company has developed and commercialized an internally developed proprietary seed portfolio of twelve corn hybrids, twelve rice hybrids and two canola hybrids as of 2007. For further information, please log on www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F filed with the SEC on February 27, 2008. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONTACT:
Origin Agritech Limited
Irving Kau, 949-726-8101
Vice President, Finance
Irving.kau@originseed.com.cn
or
Grayling Global
Eddie Cheung / Dixon Chen, 646-284-9414
Investor Relations
echeung@hfgcg.com / dchen@hfgcg.com